UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________
SCHEDULE TO
(Rule 13e-4)
(Amendment No.1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CASTLIGHT HEALTH, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class A Common Stock, par value $0.0001 per share
Options to Purchase Class B Common Stock, par value $0.0001 per share
(Title of Class of Securities)

14862Q 100
(CUSIP Number of Class B Common Stock Underlying Class of Securities)

John C. Doyle
Chief Financial Officer and Chief Operating Officer
Castlight Health, Inc.
Two Rincon Center
121 Spear Street, Suite 300
San Francisco, CA 94105
(415) 829-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
__________________________________________________

Copy to:
Jennifer Chaloemtiarana, Esq.	Matthew S. Rossiter, Esq.
Castlight Health, Inc.	Robert A. Freedman, Esq.
Two Rincon Center	Fenwick & West LLP
121 Spear Street, Suite 300	Silicon Valley Center
San Francisco, CA 94105	801 California Street
(415) 829-1400	Mountain View, CA 94041
(650) 988-8500

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$3,551,488	$357.63

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 853,313 shares of the Class A common stock and 2,027,700 shares of the Class B common stock of Castlight Health, Inc. having an aggregate value of $3,551,488 will be exchanged for new options to purchase shares of Class B common stock of Castlight Health, Inc. and canceled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of January 7, 2016.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $357.63	Filing Party: Castlight Health, Inc.

Form or Registration No.: 005-88076	Date Filed: January 12, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on January 12, 2016 relating to an offer (the “Exchange Offer”) by Castlight Health, Inc. (the “Company”) to certain of its employees to exchange certain outstanding options to purchase shares of its Class A common stock and options to purchase Class B common stock granted under the Castlight Health, Inc. 2014 Equity Incentive Plan or the Castlight Health, Inc. 2008 Stock Incentive Plan as described in the Offer to Exchange Certain Outstanding Option Awards for New Option Awards, originally dated January 12, 2016, and amended and restated as of January 28, 2016. Except as amended and supplemented hereby, all terms of the Exchange Offer and all disclosures set forth in the Schedule TO and exhibits thereto remain unchanged.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the heading “Summary Term Sheet” in the Amended and Restated Offer to Exchange Certain Outstanding Options for New Options, dated January 28, 2016, filed as Exhibit 99(a)(1)(A) hereto (the “Offering Memorandum”), is incorporated herein by reference.

ITEM 12. EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.1 to Schedule TO is true, complete and correct.

Dated: January 28, 2016

CASTLIGHT HEALTH, Inc.

By:	/s/ John C. Doyle
Name:	John C. Doyle
Title:	Chief Financial Officer & Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)	Amended and Restated Offer to Exchange Certain Outstanding Options for New Options, dated January 28, 2016

99(a)(1)(B)*	Form of Email Communication to Eligible Option Holders about Launch, dated January 12, 2016

99(a)(1)(C)*	Employee Presentation Materials

99(a)(1)(D)*	Form of Reminder Email Communication to Eligible Option Holders

99(a)(1)(E)*	Form of Final Reminder Email Communication to Eligible Option Holders

99(a)(1)(F)*	Castlight's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on March 12, 2015, and incorporated herein by reference

99(a)(1)(G)*	Castlight's Quarterly Report on Form 10-Q for the period ended September 30, 2015 filed with the SEC on November 4, 2015, and incorporated herein by reference

99(a)(1)(H)*	Screenshots of Option Exchange Program website

99(a)(1)(I)	Amended and Restated Form of Paper Election Form

99(a)(1)(J)*	Form of Communication to Eligible Option Holders Confirming Option Exchange Election

99(a)(1)(K)*	Castlight's Definitive Proxy Statement on Schedule 14A for the 2015 Annual Meeting of Stockholders filed with the SEC on April 21, 2015, and incorporated herein by reference

99(a)(1)(L)*	Castlight's Current Report on Form 8-K filed with the SEC on November 4, 2015, and incorporated herein by reference solely with respect to Item 5.02 thereof

99(a)(1)(M)	Form of Communication to Eligible Option Holders regarding Financial Advisors

99(b)	Not applicable

99(d)(1)(A)*
2008 Stock Incentive Plan and forms of stock option agreement, option exercise agreement and restricted stock purchase agreement (incorporated herein by reference to Exhibit 10.02 to Amendment No. 1 to Castlight's Registration Statement on Form S-1, File No. 333-193840, filed with the SEC on March 3, 2014)

99(d)(1)(B)*
2014 Equity Incentive Plan and forms of notice of stock option grant, stock option agreement, notice of restricted stock award, restricted stock agreement, notice of stock appreciation right award, stock appreciation right award agreement, notice of restricted stock unit award and restricted stock unit award agreement (incorporated herein by reference to Exhibit 10.03 to Amendment No. 1 to Castlight's Registration Statement on Form S-1, File No. 333-193840, filed with the SEC on March 3, 2014)

99(d)(1)(C)*
Amended and Restated Investors’ Rights Agreement by and among Castlight, certain stockholders of Castlight (incorporated herein by reference to Exhibit 4.2 to Castlight's Registration Statement on Form S-1, File No. 333-193840, filed with the SEC on February 10, 2014)

99(g)	Not applicable

99(h)	Not applicable

* Previously filed.